THE HUNTINGTON FUNDS

                              5800 Corporate Drive
                       Pittsburgh, Pennsylvania 15237-7010

                                 August 24, 2007

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, N.E.
Washington, DC  20549
Attention: Ellen Sazzman

RE:    The Huntington Funds (the "Trust" or "Registrant")
                  Huntington VA Real Strategies Fund (the "Fund")
                1933 Act File No. 33-11905
                1940 Act File No. 811-5010

Dear Ms. Sazzman:

         The following responds to your specific instruction that we furnish a written review of the responses provided to the oral comments received on August 16, 2007 from the Commission's staff with respect to the Rule 485(a) filing for the above referenced Fund filed with the Commission.

Prospectus

         1) In response to your first comment, below investment-grade securities are not a principal strategy of the Fund. Additionally, liquidity risk will not be added to the main risks section, as it is not a principal risk.

         2) In response to your second comment, derivatives are not a principal strategy of the Fund.

         3) In response to your third comment, we will add "Concentration Risk" to the main risks section.

         4) In response to your fourth comment, the strategies discussed under the "Additional Investment Information" section are not principal strategies of the Fund.

         5) In response to your fifth comment, all securities that are listed under the "Investment Practices" section that are principal strategies of the Fund are also discussed under the "Investment Strategy" section.

Statement of Additional Information (SAI)

         6) In response to your sixth comment, we feel the current disclosure in the SAI regarding the portfolio manager's conflicts of interest fulfills the requirement of Item 15(a)(4) of Form N-1A.

         7) In response to your seventh comment, the confidentiality agreements referenced under the "Portfolio Holdings" section of the SAI do not explicitly restrict trading; therefore, disclosure stating that these agreements include the duty not to trade will not be included in the SAI.

         If you have any questions on the enclosed material, please contact me at (412) 288-1202.

                                                Very truly yours,


                                                /s/ Alice Helscher
                                                Alice Helscher
                                                Paralegal